07025364

FOSTER'S
GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Production to Cease at North Fremantle Brewery"

Released: 27 June 2007

Pages: 2
(including this page)

FILE NO: 082-01711

Fosters Brewing

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

dlw 7/19

FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

SEC MAIL PROCESSING
RECEIVED
2007
WASH, D.C.

FOSTER'S
GROUP

27 JUNE 2007

PRODUCTION TO CEASE AT NORTH FREMANTLE BREWERY

Foster's Group Limited (Foster's) will cease beer production at its North Fremantle brewery by the end of September 2007, with production shifting to other Foster's sites.

'Head office', marketing and support, and home for Foster's in WA, will remain at the North Fremantle site.

This decision is a result of an Australian production review to improve cost and capital efficiency, operational flexibility and health, safety and environmental performance.

Employees affected by this decision will be supported through the process with re-deployment and career transition assistance provided.

"While this has been a difficult decision to make, a combination of improved efficiency and flexibility has led us to shift production to other sites", said David Grant, Director Global Beer Production.

The North Fremantle brewery is housed in a 1930s art deco building overlooking Fremantle Beach, formerly home to the Ford Motor Company in WA. The site was transformed into the home of Matilda Bay brewery in 1989.

"The beers and the philosophy behind Matilda Bay will not change," said Mr Grant. "Matilda Bay Chief Brewer, Brad Rogers will remain at the helm of Matilda Bay and continue the proud tradition of craft beer innovation and creativity."

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

FOSTER'S
GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Foster's to Object to Income Tax Assessments"

Released: 27 June 2007

Pages: 2
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S
GROUP

27 JUNE 2007

FOSTER'S TO OBJECT TO INCOME TAX ASSESSMENTS

Foster's Group Limited (Foster's) today received notification from the Australian Commissioner of Taxation (the Commissioner) that it will receive assessments for total primary tax of $548.7 million and penalties and interest of $302 million. Foster's expects to receive the assessments by 30 June 2007.

Foster's view is that its maximum exposure in relation to these and related assessments is limited to $340.9 million for primary tax and $204.8 million for penalties and interest, based on the positions adopted by the Commissioner.

Issues covered by these assessments were the subject of two previous company announcements, on 31 May and 25 September 2006, disclosing total potential primary tax exposure of $379 million, with an additional unquantified amount of potential penalties and interest.

The Commissioner will issue the assessments for the higher amounts in order to cover all possible alternative positions that may be argued in Federal Court proceedings currently underway.

In accordance with the Commissioner's published guidelines, Foster's expects to pay $257 million to the Commissioner in respect of the assessments by 3 August 2007. This amount is fully refundable in the event that the matter is resolved in favour of Foster's.

Foster's intends to object to the assessments. Foster's remains confident of the position it has adopted and intends to defend vigorously the deduction claims.

The assessments relate to the utilisation of tax losses associated with the funding of the Elders Finance Group (EFG) in the 1980s and 1990s. The availability of tax losses associated with the funding of EFG is currently the subject of Federal Court proceedings initiated by Foster's. Resolution of the issues to be dealt with in the Federal Court will determine the validity of assessments to be issued by the Commissioner.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

END